SECURITY WISE. BRAND SMART.

Document Security Systems, Inc.

(NYSE American: DSS)

CORPORATE PRESENTATION

February 2020

http://www.dsssecure.com/

Safe Harbor

Forward-looking statements that may be contained in this presentation, including, without limitation, statements related to the Company's plans, strategies, objectives, expectations, potential value, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act and contain words such as "believes," "anticipates," "expects," "plans," "intends" and similar words and phrases. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results projected in any forward-looking statement. In addition to the factors specifically noted in the forward-looking statements, other important factors, risks and uncertainties that could result in those differences include, but are not limited to, our ability to continue the growth in sales of AuthentiGuard and manage our expenses, as well as those risks disclosed in the "Risk Factors" section of the accompanying prospectus and Company's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 15, 2019. Forward-looking statements that may be contained in this press release are being made as of the date of its release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Offering Summary

Issuer:	Document Security Systems
Ticker/ Exchange:	DSS / NYSE American
Gross Offering Proceeds:	$4,000,000 (excluding over-allotment option)
Over-Allotment:	15%
Securities Issued:	Common Stock
Use of Proceeds:	To fund development of new business lines, to upgrade machinery and facilities, to service remaining commitments under our IP monetization business and for strategic growth initiatives, as well as for working capital and other general corporate purposes
Book-Runners:	Aegis Capital Corporation

DSS
SECURITY WISE. BRAND SMART.

Security Wise. Brand Smart.

DSS is an industry leader in providing dynamic solutions to protect corporations, financial institutions, and governments from sophisticated and costly counterfeiting and fraud.

- Over 30 years in product protection and document security space. Public in 2004 (NYSE American: DSS)
- Develop technologies, and software products that deter counterfeiting, fraud and help companies protect their brands and engage their customers.
- We secure the world's most important brands, including projects with:
    - US Government Agencies
    - Foreign Governments
    - Fortune 500 Companies
    - Small and Medium Businesses

Refocusing, Revamping

New Strategy, Increasing Resources , Greater Expertise

***Embarking on instituting new strategic initiatives designed to refocus the company on its core competencies**

***Recent financial infusions from Mr. Chan, our Chairman.**

***Added highly qualified business leaders to the board who can lend their expertise and support in our transformation and turnaround.**

DSS
SECURITY WISE. BRAND SMART.

Our Mission

"We protect corporations, financial institutions, and governments from sophisticated and costly fraud"

Reviving the Core Business

Upgrading Equipment

Instated initiatives to upgrade manufacturing equipment in order to increase capacity and enhance product quality

Focus on Selling

Instituted company wide program to identify new sales opportunities and to enhance cross-selling amongst existing customers

Rejuvenate R&D

Restart and reinvigorate R&D development in new products and services in digital anti-counterfeit technology

DSS
SECURITY WISE. BRAND SMART.

Enhance Fiscal Control

Reduce Overhead and Cash Burn

***Since last spring, the Company has reduced the monthly cash burn by more than $160,000**

- ✓ **Eliminating non-essential layers of management.**
- ✓ **Focusing on streamlining and exercising very stringent opex control.**
- ✓ **Working with suppliers to obtain better credit terms.**
- ✓ **Shortening days sales outstanding.**
- ✓ **Exit unprofitable business lines such as IP monetization business line.**

SECURITY WISE. BRAND SMART.

New Business Initiatives

Finding New Opportunities

Internally develop and acquire profitable new businesses:

- ✓ **Enter new markets.**
- ✓ **Enhance current offerings.**
- ✓ **Potentially bring down the cost of current operations.**
- ✓ **Gain stronger competitive advantages.**
- ✓ **Gain market share without significant heavy lifting.**



DSS
SECURITY WISE. BRAND SMART.

Industry Overview – A Global Problem

Trade in counterfeit and pirated goods has risen steadily in the last few years and now stands at 3.3% of global trade, according to a new report by the OECD and the EU's Intellectual Property Office. The OECD estimates the value in excess of $461 billion.



Footwear 22%
Clothing 16%
Leather goods 13%
Others 12%
Electrical equipment 12%
Watches 7%
Medical equipment 5%
Perfumes & Cosmetics 5%
Toys 3%
Jewelry 2%
Pharmaceuticals 2%
0% 5% 10% 15% 20% 25%
Global Counterfeiting by Product

Source: Organization for Economic Co-operation and Development (OECD)

DSS Digital Competitive Landscape

	Strength	Weakness
FRAUD AUTHENTI GUARD PROTECTION	- Cannot be reproduced by copier, scanning or photography - In some cases, codes can be configured into existing artwork - No human interaction or decision making - Enterprise smartphone application validation, not public - Printable on multiple print platforms	- Image is not in the QR or 2D code - Not serialized - Not printable on inkjet or thermal printers
SYSTECH	- Built into any type of barcode - Serialization built in - Single color barcode - No additional print or space required - App publicly available	- Can be reproduced - Depends on system of % scoring for validity - Serialization is not authenticated - App publicly available - On press or packaging line camera mandatory - Cannot be configured into existing artwork
DeLaRue	- Human interaction needed for validation - Human readable characters - App is publicly available - QR code for smart phone authentication	- Cost of hologram - No image authentication by smartphone application - Size of hologram itself - Shipping from Utah, security in transit, and storage - Toppan and others (counterfeiters) duplication feature - Cannot be configured into existing artwork
hp	- QR code readable - Printable with HP digital press - Printable with all print processes - App is publicly available	- Needs human interaction for authentication - Printable with all print process - Image pace required - App is publicly available - Cannot be configured into artwork

DSS SECURITY WISE. BRAND SMART.

DSS Digital Product Strategy

- Document Security – Through Certified Printer Program, generate continuous licensing revenue stream on a global basis
- With AuthentiGuard technology, target major global and regional brands and offer not just brand protection, but also consumer engagement solutions with BIG DATA
- Consumer Engagement through Augmented Reality integrating with Authentication technologies, and work closely with technology partners like Zappar
- Fill the gap of traceability with third party alliance
- Enhanced traceability through AuthentiChain - DSS Blockchain solution
- With P3, move up ID card value chain to Connected ID with the introduction of AG Connected ID Solution.

Recent Developments

Revenues for the six-months ended June 30, 2019, as compared to the same period of 2018, increased from $8.5 million to $8.9 million representing an increase of approximately 5.5%.

-November 2019 - Completed Private Placement of ~ $1.8 million of common stock funded by Chairman.

-August 2019 - DSS adds two independent directors, Mr. Jose' Escudero and Mr. Samson Lee to its Board of Directors

-July 2019 - DSS releases blockchain tracking and authentication technology "Sentinel" to combat unauthorized sellers, map violators and retail arbitrage within Amazon Marketplace

-July 2019 – DSS appoints Jason Grady as Chief Operating Officer

-June 2019 - DSS prices $5.6 million underwritten public offering of common stock

-May 2019 - Established new business divisions for strategic global expansion

-May 2019 - Added new independent directors, John "JT" Thatch, Brett Scott and Stan Grisham to DSS Board of Directors

-

Packaging & Printing Group



Produces custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others, with a wide array of *secure* printed materials.

DSS
SECURITY WISE. BRAND SMART.

Premier Packaging Corporation

Packaging & Folding Carton Solutions

Packaging and Folding Carton Solutions Provided For:

Mailers

Premier is the market leader in custom paperboard mailing envelopes and have been providing our customers with innovative mailing solutions for over 25 years.

Food

Premier Packaging offers a variety of packaging solutions for the food industry that showcase the food, as well as protect it during transport.

Medical Device

Creating folding cartons for health care and medical device manufacturers makes up a significant part of Premier's overall product mix.

Consumer Products

Premier Packaging provides a wide range of folding cartons that can be designed to fit nearly any shipping, display or merchandising need.

DSS SECURITY WISE. BRAND SMART.

Premier Packaging Corporation

- Premier is the Packaging, Security and Commercial Printing division of Document Security Systems and is an ISO 9001:2008 registered manufacturer of **custom paper board cartons**.
- For over 25 years, Premier has provided its valuable customers with a range of products and services including package design, prototyping, manufacturing, inventory management programs and so much more.

DUANEreade™ | Tessy PLASTICS | tinyprints | MARS incorporated | LSI

shutterfly | NATIONAL GEOGRAPHIC | Post | WelchAllyn

Walgreens | FUJICOLOR | ESTĒE LAUDER | ezprints

WRIGLEY A Subsidiary of Mars, Incorporated | Kodak | marietta experience the difference

DSS SECURITY WISE. BRAND SMART.

DSS Plastics Group



Utilizing DSS core anti-fraud technologies, DSSPG's expertise includes security printing, plastic card manufacturing, Enhanced Tribal Cards, RFID products, SwiftColor InkJet Plastic Cards, Secure Card Designs and Polycarbonate card production.

SECURITY WISE. BRAND SMART.

DSS Plastics Group

Plastic Card Products

- DSS Plastic Group (DSSPG), a division of Document Security Systems, Inc., has been manufacturing innovative plastic cards and products for businesses, worldwide, for over 40 years
- DSSPG's primary focus is manufacturing composite, laminated, and surface printed cards, which can include mag stripes, bar codes, holograms, signature panels, invisible ink, micro-fine printing, split-fountain, guilloche patterns, watermarks, RFID and the robust DSS AuthentiGuard™ suite of patented, printed security features can be laminated into a card.



SwiftColor Inkjet Plastic Cards


RFID

RFID Products


TRAVEL
AND TRANSPORT
Powered by Employee Owners.

Plastic Card Manufacturing



Plastic Graphics



Security Printing

DSS
SECURITY WISE. BRAND SMART.

DSS Plastics Group

Security Printing Features

- DSSPG is continuously developing new technologies to stop illicit card duplication and incorporating these solutions into a wide range of custom applications.
- Our **security features** have been developed specifically to stop todays most advanced counterfeiting methods. From ID cards to security passes, these cards are symbols of identity, safety and membership
- Any number of our security levels and features can be applied to a card in any combination, giving you the world-class protection you need with the flexibility you demand

OVERT

L1 LEVEL ONE

- "First line" validation features can be seen without the use of special devices
- Most frequent device is High Refractive Index (RFI) hologram
- Enhanced depth, transparency, and fine line detail
- Example: Used on most driver's licenses

COVERT

L2 LEVEL TWO

- Variable data is printed at the time of issuance of card
- Verifiable with standard light, black light, biometric or digital scanning, & database checking
- Example: Any card with microprinting, specialized bar codes and covert background printing

FORENSIC

L3 LEVEL THREE

- Kept secret to remain useful
- Analyzed by dismembering the card for origin
- Verified by specialized optical scanning devices or devices
- Images or physical objects are hidden with the card structure

DSS Digital Group



Develops and markets AuthentiGuard®, the Company's flagship product, which provides authentication capability through a smartphone application so patterns, biometric, radio frequency identification (RFID) and watermarks for printed plastic documents such as ID cards, event badges, and driver's licenses.
businesses can empower a wide range of employees, supply chain personnel, and consumers to track their brands and verify authenticity.

DSS
SECURITY WISE. BRAND SMART.

DSS Digital Group

Product Authentication & Brand Protection Solutions

AuthentiGuard™

AuthentiGuard™ is the company's flagship product and provides digital authentication capability through customizable, cloud-based smartphone applications.

The patented, digital technology allows brand owners to empower a wide range of employees, supply chain personnel, and consumers with the ability to track their brands and verify authenticity, in real-time, anywhere within the supply chain utilizing their iOS or Android smartphone.

Sentinel

Sentinel is a blockchain based tracking and authentication solution uniquely developed to assist small-to-medium size online store owners protect their revenue and reputation from the growing number of grey goods sold within e-commerce market places such as Amazon.com, Alibaba and Walmart.

The Sentinel application is supported by AuthentiChain™, the Company's blockchain-as-a-service technology.

DSS CERTIFIED PRINTER PROGRAM

The **Certified Printer Program** provides member printers with the resources and support to introduce DSS anti-counterfeiting technologies to their new and existing printing and packaging customers.

Members can utilize and market the entire DSS portfolio of currency-level, anti-counterfeiting technologies that have been used to protect corporations, financial institutions, brand owners and governments against damaging fraud for the past 25 years.

DSS
SECURITY WISE. BRAND SMART.

DSS Digital Group

Solution Driven Technology

In The Cloud

Manage Virtual Servers

Data Sharing and Recovery

Email Compliance

Office 365 Azure

At Your Office

Hardware Implementation

Technology Assessment

Licensing Reviews

Hands Free Servers

Services

Mobile Development

Share Point Development

Technical Development

Office 365 Implementation

Opportunities In New Technologies

In May of 2019 we announced our intent to form four new, wholly-owned subsidiaries that will participate in the growth of new and advancing global technologies and markets.



- **DSS Blockchain Security, Inc**.- Will specialize in the development of blockchain security technologies for tracking and tracing solutions for supply chain logistics and cyber securities across global markets.
- **Decentralize Sharing Systems, Inc**. - Will look to assist companies utilizing blockchain technologies for sharing system solutions for the growing decentralized, peer-to-peer marketplace.
- **DSS Securities, Inc.**- Will seek to acquire two parallel streams of digital asset exchanges in multiple jurisdictions: (i) Securitized Token Exchanges, focusing on digitized assets from different vertical industries and (ii) Utilities Token Exchanges, focusing on "blue-chip" utility tokens from solid businesses.
- **DSS BioHealth Security, Inc. -** Will be principally involved in the biomedical sector, including investing in companies which hold bio-medical intellectual property and/or which have, or are securing, strategic alliances, partnerships and distributing rights for bio-medical and security products, technologies or enterprises.

DSS

SECURITY WISE. BRAND SMART.

Investment Summary

- **Founded in 1984, Document Security Systems (DSS)** has extensive patented expertise in authentication, anti-counterfeiting, and document and packaging printing.

- **As the global economy and e-commerce continue to intertwine**, the demand in end-to-end supply chain authentication is projected to increase. DSS currently deploys products and solutions to ensure companies and consumers that products are authentic throughout.

- **DSS's unique and patented authentication solution, AuthentiGuard®**, enables corporate customers, as well as end user consumers, to track and authenticate products throughout the supply chain. The product is cost effective and can be used without specialized equipment. The system allows anyone with a smartphone to scan a product to determine if it is genuine.

- **The company's recently announced foray into emerging growth sectors** such as blockchain and the biomedical segment will lead to further top-line growth.

- **In April, DSS signed an agreement with Market Defense**, an online brand protection specialist that fully-manages a brands Amazon marketplace, including the identification and elimination of product diversion, counterfeit products, and unauthorized distributors.

- **The company has new management** and renewed focus towards the anti-counterfeiting and authentication sector.

THANK YOU

Document Security Systems, Inc.

(NYSE American: DSS)

Investor Contact:
Scott Gordon
President
CORE IR
516 222 2560
scottg@coreir.com

http://www.dsssecure.com/